UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 27, 2025

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In the Matter of

Groundfloor Real Estate 1, LLC **600 Peachtree Street, Suite 810** **Atlanta, GA 30308**	**ORDER DECLARING OFFERING** **STATEMENT ABANDONED UNDER THE** **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-12196

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Groundfloor Real Estate 1, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on February 27, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief